Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

September 18, 2009

Catalyst proposes Elk Falls mill restart plan to union locals

Richmond, BC – Catalyst Paper (TSX:CTL) today presented the two union locals representing workers at the Elk Falls paper mill with a plan that would result in the restart of production.  The company’s plan provides for the start up of at least two of the mill’s paper machines and a profit sharing system based on the company’s earnings, in return for changes to wages and benefits. Under the company’s plan, the average hourly wage rate would remain in excess of $26.00.

“Our business is in the grip of a deep cyclical downturn, coupled with demand shifts and structural changes. We have to make adjustments to the cost structure of each of our mills to give them the greatest opportunity for a successful operation long-term,” said Richard Garneau, president and chief executive officer.

“We would rather work through the details of the issues facing the Elk Falls mill together with the union locals, but they declined that opportunity and asked the company for a plan,” he said.  “We recognize our plan proposes changes to the status quo at the mill but believe it reflects the need to adapt to the lower-cost demands of our new, smaller, highly competitive market,” he added.

The Elk Falls mill was indefinitely idled in early February with resulting layoffs affecting approximately 400 hourly and staff employees. Elk Falls hourly employees are represented by Communications, Energy and Paperworkers Union of Canada (CEP) locals 630 and 1123.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For more information contact:

Lyn Brown
Vice President, Corporate Relations
(604) 247-4713